Advanced Health Intelligence Ltd

71-73 South Perth Esplanade, Unit 5

South Perth, WA 6151

Australia

January 9, 2024

Megan Akst

Kathleen Collins

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Re:	Advanced Health Intelligence Ltd.
Form 20-F for the Fiscal Year Ended June 30, 2023
File No. 001-41089

Dear Ms. Akst and Ms. Collins:

We note the receipt by Advanced Health Intelligence Ltd. (the “Company”) of the comment letter (the “Comment Letter”) dated December 18, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission regarding the above-referenced Form 20-F.

In the Comment Letter you requested that the Company respond to your comments within ten business days or advise you when we would provide a response.

We would like to request an extension of an additional 10 business days to provide a response in order to gather information and ensure the completeness and accuracy of the Company’s response. Accordingly, the Company anticipates being able to provide a response to the Comment Letter by January 16, 2024.

Very truly yours,

/s/ Simon Durack
Simon Durack
Chief Financial Officer

cc:	Lawrence Metelitsa, Esq., Lucosky Brookman LLP